UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                             to

Commission file number  1-8962

The Pinnacle West Capital Corporation Savings Plan
(Full title of the plan)

Pinnacle West Capital Corporation
(Name of issuer)

400 North Fifth Street
P.O. Box 53999
Phoenix, Arizona 85072-3999
(Address of issuer’s principal executive office)

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

NOTE:  Supplemental schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Management Committee and Benefit Administration Committee of
The Pinnacle West Capital Corporation Savings Plan
Phoenix, Arizona

We have audited the accompanying statements of net assets available for benefits of The Pinnacle West Capital Corporation Savings Plan (the "Plan") as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
June 16, 2017

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS:
Participant-directed Investments at fair value (Notes 2 and 5)	$919,357,736	$869,023,727
Participant-directed Investments at contract value (Notes 2 and 4)	148,637,923	144,365,278
Receivables:
Notes receivable from participants (Note 1)	23,969,605	24,650,322
Participant contributions	2,469,788	1,920,322
Employer contributions	789,440	598,657
Interest and other	1,990,394	420,426
Total receivables	29,219,227	27,589,727
Total assets	1,097,214,886	1,040,978,732
LIABILITIES:
Payable for securities purchased	196,125	31,522
Accrued administrative expenses	273,562	321,536
Total liabilities	469,687	353,058
NET ASSETS AVAILABLE FOR BENEFITS	$1,096,745,199	$1,040,625,674

See notes to financial statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2016

ADDITIONS:

Contributions (Note 1):
Participants	$55,513,734
Employer	20,399,396
Rollover	3,138,061
Total contributions	79,051,191

Investment income (Note 2):
Dividend, interest, and other income	10,696,606
Net realized/unrealized appreciation in fair value of investments	72,621,199
Total investment income	83,317,805

Interest income on notes receivable from participants	1,016,261

Total additions	163,385,257

DEDUCTIONS:

Distributions to participants	104,887,390
Administrative expenses (Note 2)	2,378,342
Total deductions	107,265,732

INCREASE IN NET ASSETS	56,119,525

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	1,040,625,674
End of year	$1,096,745,199

See notes to financial statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF THE PLAN

The following description of The Pinnacle West Capital Corporation Savings Plan (the "Plan") provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Pinnacle West Capital Corporation ("Pinnacle West" or the "Company").  The Plan is administered by two committees, the Benefit Administration Committee and the Investment Management Committee, appointed by the Pinnacle West Board of Directors (together, the "Committee"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Trustee and recordkeeper for the Plan is Fidelity Management Trust Company ("Trustee").

The Trustee is the appointed investment manager of the Pinnacle West Stock Fund, which is an investment option in the Plan. As the appointed investment manager of this option, the Trustee (1) manages the liquidity of the Pinnacle West Stock Fund and (2) accepts direction regarding the voting of shares held in the Pinnacle West Stock Fund for which no proxies are received. The portion of the Plan invested in the Pinnacle West Stock Fund is an Employee Stock Ownership Plan. To the extent set forth by the terms of the Plan, participants may exercise voting rights by providing instructions to the Trustee related to the number of whole shares of stock represented by the units of the Pinnacle West Stock Fund allocated to their accounts. The Investment Management Committee directs the Trustee on voting proxies received for shares of Pinnacle West common stock on routine matters (for those shares for which the Trustee does not receive participant directions).

Eligibility

Generally, as defined by the Plan, most active employees of Pinnacle West and its subsidiaries, including Arizona Public Service Company, El Dorado Investment Company and Bright Canyon Energy Corporation (collectively, the "Employer"), are eligible to participate in (1) the pretax, Roth 401(k), and after-tax features of the Plan immediately upon employment or, if later, their attainment of age 18 and (2) the matching feature on the first day of the month coincident with or following their attainment of age 18 and completion of six months of service.

Contributions

The Plan allows participants to contribute up to 50% of their base pay as pretax contributions, Roth 401(k) contributions or after-tax contributions, provided that in no event can the combined total contributions made by any participant in any year exceed 50% of their base pay, or the limits imposed by the Internal Revenue Code.  Eligible employees who do not affirmatively elect to participate or opt out of the Plan are automatically enrolled as soon as administratively possible after 60 days of employment.  Employees automatically enrolled contribute 3% of their base pay as pretax contributions.  The Plan also allows participants attaining the age of 50 before the end of the calendar year to make catch-up contributions in accordance with Section 414(v) of the Internal Revenue Code. The maximum allowable pretax contribution

($18,000 for 2016) and catch—up contribution ($6,000 for 2016) may increase in future years as determined annually by the Internal Revenue Service.  Participants may elect to set their pretax contributions to increase automatically on an annual basis based on the percent increase and effective date designated by the participant, up to the maximum limits permitted under the Plan and the Internal Revenue Code.

Employer contributions are fixed at 75% of the first 6% of base pay for combined pretax and/or Roth 401(k) participant contributions (excluding catch-up contributions) for all participants other than employees hired prior to January 1, 2003 and who elected not to participate in the Retirement Account Balance feature of the Pinnacle West Capital Corporation Retirement Plan. Participants hired prior to January 1, 2003, and who elected not to participate in the Retirement Account Balance feature, receive an Employer match of 50% of the first 6% of base pay contributed, in combination, as pretax and/or Roth 401(k) participant contributions (excluding catch-up contributions).

Employer contributions are invested in the same investment funds as participants elect for their participant contributions.  Noncash contributions, if any, are recorded at fair value. There was no noncash contribution for the year ended December 31, 2016.

The Plan allows rollover contributions from other eligible retirement plans, including 401(k) or other qualified plans (including after-tax dollars), governmental 457(b) plans, Roth 401(k) accounts, 403(b) annuities (including after-tax dollars), or IRAs (excluding after-tax dollars), subject to certain criteria. Rollover contributions are not eligible for employer match.

Participants may elect to receive dividends on Pinnacle West stock in their account in the form of cash.  If a participant does not elect to receive the dividend in the form of cash prior to the dividend payable date for that dividend, it is automatically reinvested in the Pinnacle West Stock Fund.

Participant Accounts

Individual accounts are maintained for each Plan participant.  Allocations of earnings and losses are based on participant account balances.  Each participant has separate accounts that are credited with the participant’s pretax, Roth 401(k), after-tax contributions, rollover contributions (if any), in-plan Roth conversions (if any), the Employer’s matching contributions and an allocation of Plan earnings.  Each participant’s account is charged with withdrawals, an allocation of Plan losses and explicit recordkeeping and administrative fees (See Note 2).  A dollar amount is deducted quarterly from each participant’s account for the explicit recordkeeping and administrative fees.  The benefit to which a participant is entitled is the portion of the participant’s account that has vested, as defined below.

Investment Choices

Participants direct all contributions into one or more of the following (collectively, the "Funds"):

•Age-based investment options ("Target Retirement Date Funds")* that include:
•Retirement Income Fund
•Target Retirement 2015 Fund
•Target Retirement 2020 Fund
•Target Retirement 2025 Fund
•Target Retirement 2030 Fund
•Target Retirement 2035 Fund
•Target Retirement 2040 Fund
•Target Retirement 2045 Fund

•Target Retirement 2050 Fund
•Target Retirement 2055 Fund
•Target Retirement 2060 Fund

•Core investment options that include:
•Stable Value Fund*
•US Bond Index
•Bond Fund*
•Diversified Inflation Fund
•US Large Cap Stock Index
•US Large Cap Stock Fund*
•US Small/Mid Cap Stock Index
•US Small/Mid Cap Stock Fund*
•Non-US Stock Index
•Non-US Stock Fund
•Pinnacle West Stock Fund*

* Separately managed accounts, specific to this Plan only.

The Plan provides that in lieu of making their own investment elections in the funds, participants may (a) choose to have an investment allocation set for them through the Plan's personal asset manager program, which provides a personalized mix of the Plan's Core investment options; (b) allow their balance to be invested in the Qualified Default Investment Alternative ("QDIA") which is the family of Target Retirement Date Funds (separately managed accounts) that are composed of the Core investment options; (c) establish a self-directed brokerage account ("SDA") to invest up to 90% of their vested account balance in permitted investments of the SDA (which excludes the Funds); or (d) elect to have their investment mix of Funds automatically rebalanced according to their investment elections on a quarterly, semiannual or annual basis. During 2016, the Target Retirement 2010 fund transitioned to the Retirement Income Fund and was removed from the Plan.

Notes Receivable from Participants

Participants may borrow money from their pretax contributions account, Roth 401(k) contributions account, vested Employer contributions account, rollover contributions account (if any), and in-plan Roth conversions (if any).  Participants may not borrow against their Employer transfer account or their after-tax contributions account.

The minimum participant loan allowed is $1,000. The maximum participant loan allowed is 50% of the participant’s vested account balance, up to $50,000 reduced by the participant’s highest outstanding loan balance in the 12-month period ending on the day before the loan is made.  Only one loan per participant may be outstanding at any one time.  Loan terms are up to five years or up to 15 years for the purchase of the participant’s principal residence.  An administrative fee is charged to the participant’s account for each loan.  Participants with an outstanding loan may continue to make loan repayments upon termination of employment with the Employer, unless they receive a full distribution of their account balance.

The interest rate for a participant loan is determined at the time the loan is requested and is fixed for the life of the loan.  The interest rate will be at least as great as the interest rate charged by the Trustee to its individual clients for an unsecured loan on the date the loan is made.  The Trustee currently charges interest at the prime interest rate plus one percent, determined as of the first business day of the month in which the loan is issued.  The interest rate for loans issued during 2016 was 4.50%.  Interest rates for outstanding loans as of

December 31, 2016 and 2015, ranged from 4.25% to 10.50%.  As of December 31, 2016, participant loans have maturities through 2031.

Loans are treated as an investment of the participant’s accounts.  To fund the loan, transfers are made from the participant’s investment funds on a pro-rata basis.  Amounts credited to a participant’s SDA are not available for a loan.  Loan repayments are invested in the participant’s investment funds based on the participant’s current investment election or in the QDIA, if the participant does not have a current investment election in place.  Loan repayments, including interest, are generally made through irrevocable payroll deductions.  Loan repayments for former participants are made through the automated clearing house system.  Loans are secured by the participant’s account balance.

Vesting

Each participant is automatically fully vested in the participant’s pretax contributions account, Roth 401(k) contributions account, after-tax contributions account, rollover contributions account (if any), in-plan Roth conversions (if any) (consisting of the participant’s contributions and related income and appreciation or depreciation), Employer transfer account, and Employer contributions account (consisting of Employer contributions and related income and appreciation or depreciation).  Former participants who terminated employment prior to April 1, 2006 were fully vested in their Employer contributions account if their termination was due to death or disability, was after attaining age 65, or was after completing five years of participation in the Plan.  Former participants who terminated prior to April 1, 2006 and returned to service after that date could complete the five year requirement by no later than March 31, 2016, based on a graduated vesting schedule with 100% vesting after five years of service.

Withdrawals and Distributions

A participant may at any time make a full or partial withdrawal of the balance in the participant’s after-tax contributions account, rollover contributions account (if any), and in-plan Roth conversions (if any).  No withdrawals prior to termination of employment are permitted from a participant’s Employer transfer account.  No withdrawals prior to termination of employment are permitted from the participant’s pretax contributions account and Roth 401(k) contributions account, except under certain limited circumstances relating to financial hardship or after attaining age 59-1/2.  If an employee withdraws pretax or Roth 401(k) contributions due to financial hardship, the only earnings on pretax contributions that can be withdrawn are those credited prior to January 1, 1989, and no earnings on Roth 401(k) contributions can be withdrawn.  Employees taking a financial hardship are subsequently suspended from making contributions to the Plan for six months.  Participants who have participated in the Plan for five complete Plan years may withdraw the amount in their Employer contributions account.  Participants who are at least age 59-1/2 may withdraw any portion of their pretax contributions account, Roth 401(k) contributions account, rollover contributions account (if any), or in-plan Roth conversions (if any) while employed with no restrictions on the reason for withdrawal.  For all withdrawals and distributions, penalties may apply. Amounts credited to a participant’s SDA are not available for a withdrawal until transferred back into the Funds.  When the participant’s employment with the Employer is terminated, the participant can elect to receive a full or partial distribution, as soon as administratively possible, of the vested portion of their Employer contributions account together with the participant’s contributions accounts and Employer transfer account.

Forfeitures

For former participants who terminated employment prior to April 1, 2006, forfeitures of non-vested Employer contributions occurred upon the earlier of full distribution following termination of employment with the Employer or the end of the fifth calendar year following the calendar year in which the participant terminated employment.  If a former participant who received a distribution and terminated service prior to full vesting at March 31, 2011, and retained non-vested funds in the plan, becomes re-employed prior to the end of the fifth calendar year following the calendar year in which the participant’s earlier termination of employment occurred, the forfeited Employer contributions will be restored to the participant’s Employer contribution account and they will earn additional service and be subject to the graduated vesting on these funds.  Forfeitures will be restored only if the participant repays the full amount previously distributed to them within five years of their date of re-employment or, if earlier, the last day of the fifth calendar year following the calendar year in which the distribution occurred.  As of March 31, 2016, all forfeitures were either fully vested or used to reduce future Employer contributions to the Plan.

Termination of the Plan

It is the Company’s present expectation that the Plan and the payment of Employer contributions will be continued indefinitely.  However, continuance of any feature of the Plan is not assumed as a contractual obligation.  The Company, at its discretion, may terminate the Plan and distribute net assets, subject to the provisions set forth in ERISA and the Internal Revenue Code, or discontinue contributions.  In this event, the balance credited to the accounts of participants at the date of termination or discontinuance will be fully vested and nonforfeitable.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments, including mutual funds, common and collective trusts, stocks, bonds, and a stable value fund.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, liquidity risk, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is possible that changes in the value of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation

The Plan’s investments are stated at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value), less costs to sell, if those costs are significant.  Fair value is the price that would be received upon the sale of an asset or the amount paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 5 for fair value measurements and disclosures of the Plan’s investments reported at fair value.

The Plan's investment options include a separately managed account, which owns shares of Pinnacle West common stock, and together with a small portion of cash maintained for liquidity purposes, is recorded on a unit basis. Pinnacle West's common shares are traded on the NYSE and are valued at the NYSE closing price on the last business day of the plan year. (See Note 5). The valuation per share of Pinnacle West's common stock was $78.03 and $64.48 at December 31, 2016 and 2015 respectively. The valuation per unit of the Pinnacle West stock fund was $19.27 and $15.98 at December 31, 2016 and 2015 respectively.

Included in investments at December 31, 2016 and 2015, are shares of Pinnacle West common stock amounting to $97,241,220 and $87,359,438, respectively. This investment represents 9% of total investments at December 31, 2016 and 2015, respectively. A significant decline in the market value of the stock could have an effect on the net assets available for benefits.

Fully benefit-responsive synthetic guaranteed investment contracts ("GICs"), which are among the investments held in the Stable Value Fund option, are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because it is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan.  Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. The Statement of Changes in Net Assets Available for Benefits presents GICs on a contract value basis. (See Note 4).

Income Recognition

Purchases and sales of securities are recorded as of the trade date.  Interest income is recorded on the accrual basis.  Dividend income is recorded as of the ex-dividend date.

Administrative Expenses

Participants pay a quarterly Plan recordkeeping fee. Participants may also pay administrative fees for the origination of a loan or for other services provided by the Trustee. Participants pay investment, sales, recordkeeping, income taxes and administrative expenses charged by the Funds, if any, which are deducted from income and reflected as a reduction of investment return for the Fund. Pinnacle West pays the remaining Plan administrative expenses, such as legal and trustee expenses of the Plan.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected in the financial statements.  Consequently, management fees are reflected as a reduction of investment return for such investments.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.  As of December 31, 2016 and 2015, there were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid.

Excess Contributions Payable

The Plan is required to return contributions received during the Plan year in excess of the Internal Revenue Code limits.

Net Appreciation/Depreciation

Net appreciation/depreciation includes the Plan's gains and losses on investments bought and sold during the year as well as unrealized gains and losses related to investments held at year end.

3.    FEDERAL INCOME TAX STATUS

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service ("IRS"). Plan management has concluded that, as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by the IRS, however, there are currently no audits for any tax periods in progress.  Plan management believes the Plan is no longer subject to income tax examinations for years prior to 2013.

The IRS has determined and informed the Company by a letter dated September 19, 2013, that the Plan was designed in accordance with applicable requirements of the Internal Revenue Code.  The Company and the Plan’s management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code, and the Plan and related trust continue to be tax-exempt.  Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

4.    INVESTMENT CONTRACTS

  The Plan's Stable Value Fund includes fully benefit-responsive synthethic guaranteed investment contracts. A synthetic GIC is an investment contract issued by an insurance company or other financial institution ("Wrap Agreement"), backed by a portfolio of bonds, mortgages, or other fixed income instruments.   The realized and unrealized gains and losses on the underlying assets are not reflected immediately in the value of the contract, but rather are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.  Formulas are provided in each contract that adjust the interest crediting rate to recognize the difference between the fair value and the book value of the underlying assets. The contract provides for an interest crediting rate that may not be less than zero percent per annum. Interest crediting rates are reviewed monthly for resetting. The Wrap Agreement is intended to guarantee that the qualified participant withdrawals will occur at contract value.

Certain events may limit the ability of the Plan to transact at contract value with the issuer.  While the events may differ from contract to contract, the events typically include:  Plan amendments or changes, company mergers or consolidations, participant investment election changes, group terminations or layoffs, implementation of an early retirement program, termination or partial termination of the Plan, failure to meet certain tax qualifications, participant communication that is designed to influence participants not to invest in the Stable Value Fund, transfers to competing options without meeting the equity wash provisions of the Stable Value Fund (if applicable), Plan sponsor withdrawals without the appropriate notice to the Stable Value Fund’s investment manager and/or wrap contract issuers, any changes in laws or regulations that would result in substantial withdrawals from the Plan, and default by the Plan sponsor in honoring its credit obligations, insolvency, or bankruptcy if such events could result in withdrawals.  In general, GIC issuers may terminate the contract and settle at other than contract value due to changes in the qualification status of the company or the Plan, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.  Plan management believes that the occurrence of such events that would cause the Plan to transact at less than contract value is not probable.

The Plan’s fully benefit-responsive synthetic GICs are included in the Statements of Net Assets Available for Benefits at contract value at December 31, 2016 and 2015 of $149 million and $144 million, respectively. The fully benefit-responsive synthetic GICs earned interest income of $2.8 million during the year ended December 31, 2016.

5.    FAIR VALUE MEASUREMENTS

The Plan applies fair value measurements to certain investments and provides disclosure of some of these assets according to a fair value hierarchy.  The hierarchy ranks the quality and reliability of the inputs used to determine fair values, which are then classified and disclosed in one of three categories.  The three levels of the fair value hierarchy are:

Level 1 — Quoted prices in active markets for identical assets or liabilities.  Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide information on an ongoing basis.

Level 2 — Quoted prices in active markets for similar assets or liabilities; quoted prices in markets that are not active; and model-derived valuations whose inputs are observable.

Level 3 — Model-derived valuations with unobservable inputs that are supported by little or no market activity.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. Valuation methodologies maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. The Plan recognizes transfers among Level 1, Level 2, and Level 3 based on the fair values at the beginning of the period and are triggered by a change in the lowest significant input as of the end of the period. There were no transfers between the hierarchy levels during the years ended December 31, 2016 and December 31, 2015. Investments valued using net asset value as a practical expedient are not classified within the fair value hierarchy.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2016 and 2015.

Common and Collective Trusts: Valued, as a practical expedient, based on the trusts’ net asset value of units held by the Plan at year-end. Net asset value is based on the market prices of the underlying securities owned by the trusts.  The trusts are similar to mutual funds, except that the trusts’ shares are offered to a limited group of investors and are not traded on an exchange.  Participant redemptions in the trusts do not require a notification period, and may occur on a daily basis at the net asset value.  The trusts have the ability to implement redemption safeguards which could limit the Plan’s ability to transact in the trusts; these safeguards had no effect on participant redemptions at year-end, and are not expected to impact the abilities of participants to transact in the trusts. The Plan has no unfunded commitments to these trusts as of December 31, 2016 and 2015.

Mutual Funds:  Valued and redeemable at the quoted net asset value of shares held by the Plan. The net asset value is based on the quoted price at the end of the day on the active market in which the individual funds are traded. Mutual funds are open-ended funds that are registered with the Securities and Exchange Commission.

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded. See Note 2 for additional discussion of Pinnacle West Common Stock.

Short-Term Investments: Consists primarily of mutual funds that seek to provide safety of principal, daily liquidity and a competitive yield by investing in U.S. Government Securities, or money market funds. Valuation is based on the quoted net asset value of shares held by the Plan, consistent with the methodology for valuing mutual funds as discussed above.

Self-Directed Brokerage Account: Consists primarily of common stocks, cash equivalents, and mutual funds, that are valued on the basis of readily determinable market prices.

The following table presents by level within the fair value hierarchy, the Plan's assets reported at fair value:

	December 31,
Quoted Prices in Active Markets (Level 1):	2016	2015
Common Stocks	$56,705,931	$54,548,994
Short Term Investments	8,315,000	12,906,863
Mutual Funds	119,036,170	119,268,385
Pinnacle West Common Stock	97,241,220	87,359,438
Self-Directed Brokerage Account	60,273,349	59,360,266
Total Level 1 assets and total assets classified in the fair value hierarchy	341,571,670	333,443,946
Other:
Common and Collective Trusts (a)	577,786,066	535,579,781
Total Investments at fair value	$919,357,736	$869,023,727

(a) These investments are valued using net asset value as a practical expedient, and therefore have not been classified in the fair value hierarchy.

6.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments consist of Pinnacle West common stock and short-term investments which are managed by the Trustee.  These transactions qualify as exempt party-in-interest transactions.  As of December 31, 2016 and 2015, the Plan held 1,246,203 and 1,354,830 shares, respectively, of common stock of Pinnacle West, the sponsoring employer with a cost basis of $62,287,123 and $62,352,902, respectively.

During the year ended December 31, 2016, the Plan recorded dividend income from Pinnacle West common stock of $3,221,511. As of December 31, 2016 and 2015, the Plan held $8,315,000 and $12,906,863, respectively, of short-term investments managed by the Trustee.

Transactions under the Plan's revenue share agreement with the Trustee qualify as exempt party-in-interest transactions. Amounts received under this revenue share agreement were immaterial for the year ended December 31, 2016. These revenue share amounts are currently allocated back to participants.

The Plan issues loans to participants which are secured by the vested balances in the participants’ accounts.

Certain employees and officers of the Company, who may also be participants in the Plan, perform financial reporting and other services for the Plan, at no cost to the Plan.  The Plan Sponsor pays for these services.

7.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to Form 5500:

	2016	2015
Net Assets Available for Benefits per the financial statements	$1,096,745,199	$1,040,625,674
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	341,554	741,477
Deemed distribution of participant loans	(352,086)	(233,023)
Net Assets per Form 5500	$1,096,734,667	$1,041,134,128

The following is a reconciliation of the Changes in Net Assets Available for Benefits per the financial statements to Form 5500 for the year ended December 31, 2016:

Increase in Net Assets Available for Benefits per the financial statements	$56,119,525
Adjustment from contract value to fair value for fully benefit-responsive stable value fund - December 31, 2016	341,554
Adjustment from contract value to fair value for fully benefit-responsive stable value fund - December 31, 2015	(741,477)
Deemed distribution of participant loans - 2016	(352,086)
Deemed distribution of participant loans - 2015	233,023
Net gain per Form 5500	$55,600,539

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2016

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	Common Stocks
	HS Large Capitalization Growth Equity Fund	US Large Cap Stock Fund
	ALPHABET INC CL C			$1,029,608
	AMC NETWORKS INC CL A			489,379
	APPLE INC			402,475
	CARNIVAL CORP			924,065
	COMCAST CORP CL A			901,103
	DIAGEO PLC SPON ADR			1,039,400
	DISNEY (WALT) CO			1,068,255
	ESTEE LAUDER COS INC CL A			292,574
	FACEBOOK INC A			1,029,698
	HEINEKEN NV SPN ADR			987,624
	LULULEMON ATHLETICA INC			742,511
	LVMH MOET HENNESSY ADR			921,379
	MARRIOTT INTL INC A			789,594
	MICROSOFT CORP			851,318
	MCDONALDS CORP			1,034,620
	NESTLE SA REG ADR			896,750
	NIKE INC CL B			1,039,474
	PAYPAL HLDGS INC			902,876
	PRICELINE GROUP INC			593,754
	STARBUCKS CORP			691,224
	TIME WARNER INC			914,622
	UNITED PARCEL SVCS CL B			664,912
	VISA INC CL A			505,180
	WAL MART STORES INC			1,057,536
	WILLIAMS-SONOMA INC			447,608
	BBH STIF FUND			16,376
	SUBTOTAL			20,233,915

	Robeco Boston Partners Large Capitalization Value Equity Fund	US Large Cap Stock Fund
	AES CORP			173,684
	ALLSTATE CORPORATION			201,681
	ALLY FINANCIAL INC			182,896
	ALPHABET INC CL A			328,867
	ANTHEM INC			108,546
	APPLE INC			384,986
	BANK OF AMERICA CORPORATION			807,136
	BARRICK GOLD CORP (USA)			125,938
	BERKSHIRE HATHAWAY CL B			733,084
	BEST BUY CO INC			55,044
	BORGWARNER INC			200,237
	BROCADE COMMUNICATION SYSTEMS			72,667

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2016

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	CANADIAN NATL RESOURCES			207,316
	CAPITAL ONE FIN CORP			262,854
	CBS CORP CL B			118,460
	CHEVRON CORP			552,131
	CHUBB LTD			295,552
	CIGNA CORP			204,620
	CITIGROUP INC			512,881
	COCA-COLA EUROPEAN PARTNERS			118,315
	COGNIZANT TECH SOLUT CL A			103,319
	COMCAST CORP CL A			150,115
	COMPUTER SCIENCES CORP			280,403
	CONOCOPHILLIPS			255,614
	CRH PLC SPON ADR			158,079
	CVS HEALTH CORP			112,683
	DAVITA INC			123,200
	DELTA AIR INC			238,867
	DIAMONDBACK ENERGY INC			264,474
	DISCOVER FIN SVCS			483,075
	DOW CHEMICAL CO			342,862
	DR HORTON INC			52,064
	EBAY INC			258,451
	ENERGEN CORP			101,499
	EOG RESOURCES INC			143,562
	EQT CORPORATION			153,036
	EXPRESS SCRIPTS HLDG CO			151,200
	FIFTH THIRD BANCORP			152,488
	FLEX LTD			202,861
	GENERAL DYNAMICS CORPORATION			271,767
	GILEAD SCIENCES INC			323,319
	GOLDMAN SACHS GROUP INC			367,795
	GULFPORT ENERGY CORP			79,116
	HARRIS CORP			228,098
	HEWLETT PACKARD ENTERPRISE			270,993
	HONEYWELL INTL INC			100,442
	INTERPUBLIC GROUP OF COS			148,771
	JOHNSON & JOHNSON			821,102
	JPMORGAN CHASE & CO			1,073,879
	KLA TENCOR CORP			103,307
	LABORATORY OF AMER HLDGS			93,076
	LEIDOS HOLDINGS INC			78,653
	LIBERTY GLOBAL PLC CL C			64,063
	LIBERTY LILAC GROUP-C			63,743
	LYONDELLBASELL INDS CLASS			63,735

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2016

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	MARATHON OIL CORP			191,172
	MARATHON PETROLEUM CORP			262,777
	MERCK & CO INC NEW			468,311
	METHANEX CORP (USD)			82,125
	METLIFE INC			237,655
	MICROSOFT CORP			263,225
	NAVIENT CORP			139,047
	NEWFIELD EXPLORATION CO			88,857
	NUCOR CORP			137,670
	ORACLE CORP			265,997
	PFIZER INC			357,605
	PHILIPS NV (KON) (NY REG)			231,782
	PHILLIPS 66			295,781
	PPG INDUSTRIES INC			80,830
	PULTEGROUP INC			119,433
	RAYTHEON CO			255,884
	SANOFI SPON ADR			183,193
	SEALED AIR CORP			99,703
	SHIRE PLC SPON ADR			31,520
	STEEL DYNAMICS INC			128,764
	SYNCHRONY FINANCIAL			151,899
	TE CONNECTIVITY LTD			314,046
	TESORO CORP			103,628
	TEXAS INSTRUMENTS INC			258,825
	TEXTRON INC			105,618
	TIME WARNER INC			373,668
	UNITED CONTINENTAL HLDGS			162,304
	UNITED PARCEL SVCS CL B			136,536
	UNITED TECHNOLOGIES CORP			269,336
	UNITEDHEALTH GROUP INC			199,730
	WABCO HOLDINGS INC			62,522
	WALGREENS BOOTS ALLIANCE			96,829
	WESTROCK CO			180,690
	BBH STIF FUND			477,421
	SUBTOTAL			20,340,989

	Robeco Small/Mid Capitalization Value Equity Fund	US Small/Mid Cap Stock Fund
	ABM INDUSTRIES INC			60,035
	AECOM			93,227
	AEGION CORP			48,230
	AES CORP			82,676
	AGNC INVESTMENT CORP			49,586
	AIR LEASE CORP CL A			238,010

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2016

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	ALLY FINANCIAL INC			93,369
	AMDOCS LTD			123,607
	AMERICAN EAGLE OUTFITTERS			94,585
	AMERICAN HOMES 4 REN CL A			124,244
	ANWORTH MTG ASSET CORP			31,547
	ARES CAPITAL CORP			91,717
	ARES COMMERCIAL REAL ESTATE			107,671
	ARROW ELECTRONICS INC			242,277
	ASSURANT INC			46,244
	ASSURED GUARANTY LTD			115,463
	ATHENE HOLDING LTD			31,961
	AVNET INC			186,584
	AXIS CAPITAL HOLDINGS LTD			148,750
	BANC OF CALIFORNIA INC			108,975
	BELDEN INC			45,834
	BERRY GLOBAL GROUP INC			180,983
	BLACKSTONE MORTGAGE CL A			45,767
	BMC STK HLDGS INC			110,351
	BOOZ ALLEN HAMILTON CL A			51,328
	BRISTOW GROUP INC			93,266
	BROCADE COMM SYS			109,100
	BROOKS AUTOMATION INC			66,197
	BRUNSWICK CORP			54,431
	CABOT CORP			42,100
	CDW CORPORATION			165,386
	CENTENE CORP			41,930
	CHATHAM LODGING TRUST			87,091
	CHEMED CORP			186,717
	CLUBCORP HLDGS INC			144,763
	COHERENT INC			150,024
	COLONY CAPITAL INC			113,663
	COLUMBIA BANKING SYS INC			48,388
	COMMSCOPE HOLDING CO INC			122,053
	CONVERGYS CORP			47,794
	CROWN HOLDINGS INC			44,159
	CUBIC CORP			44,546
	CURTISS WRIGHT CORPORATION			83,114
	CYS INVESTMENTS INC			142,819
	DIAMONDBACK ENERGY INC			187,972
	DREW INDUSTRIES INC			287,585
	DRIL-QUIP INC			41,074
	E TRADE FINANCIAL CORP			52,529
	EAST WEST BANCORP INC			160,267

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2016

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	ENERSYS INC			93,408
	ENVISION HEALTHCARE CORP			74,872
	ESSENT GROUP LTD			120,837
	EXPRESS INC			41,437
	EXTRACTION OIL & GAS			16,633
	FCB FIN HLDGS INC CL A			73,744
	FEDERATED INVS CL B NV			59,275
	FERRO CORP			41,012
	FERROGLOBE PLC			26,490
	FINISH LINE INC CL A			80,939
	FIRST AMERICAN FIN CORP			62,381
	FIRST CITIZEN BANCSHARES			78,455
	FIRST REPUBLIC BANK			56,298
	FIRST SOLAR INC			39,214
	FIRSTCASH INC			103,776
	FLEX LTD			141,659
	FNF GROUP			65,814
	FTD COS INC			49,349
	FTI CONSULTING INC			48,551
	G & K SERVICES INC CL A			43,113
	GRANITE CONSTRUCTION INC			71,225
	GRAPHIC PACKAGING HLDGS C			134,622
	GROUP 1 AUTOMOTIVE INC			54,246
	GULFPORT ENERGY CORP			57,606
	HANMI FIN CORPORATION			76,117
	HANOVER INSURANCE GROUP			57,245
	HEIDRICK & STRUGGLES INTL			52,333
	HILLENBRAND INC			51,926
	HUNTINGTON BANCSHARES INC			56,833
	HUNTINGTON INC W/I			152,509
	IAC/INTERACTIVECORP			112,281
	ICON PLC			128,066
	INFINITY PPTY & CASUALTY			43,071
	INSIGHT ENTERPRISES INC			56,414
	INTEGRA LIFESCIENCES HLDS			45,898
	INVESTORS BANCORP INC NEW			76,111
	JACOBS ENGINEERING GROUP			117,819
	JONES LANG LASALLE INC			82,651
	KAR AUCTION SERVICES INC			139,538
	KOSMOS ENERGY LTD			47,219
	LASALLE HOTEL PPTYS REIT			83,214
	LEUCADIA NATIONAL CORP			133,967
	LIFEPOINT HEALTH INC			53,846

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2016

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	LIONS GATE ENT CORP B			36,491
	LITHIA MOTORS INC CL A			150,377
	LIVE NATION ENTERTAINMENT			41,443
	MAIDEN HLDGS LTD			246,830
	MANPOWERGROUP INC			46,568
	MAXIMUS INC			41,173
	MFA FINANCIAL INC			128,283
	MINERALS TECHNOLOGIES INC			164,697
	MTGE INVESTMENT CORP			32,201
	MULTI PACKAGING SOLUTIONS			77,132
	NATIONSTAR MORTGAGE HLDGS			97,542
	NAVIENT CORP			213,294
	NAVIGANT CONSULTING INC			108,045
	NELNET INC CL A			114,289
	NU SKIN ENTERPRISES CL A			96,133
	OFFICE DEPOT INC			50,393
	OLIN CORP			96,883
	ON ASSIGNMENT INC			55,332
	ON SEMICONDUCTOR CORP			217,481
	OWENS AND MINOR INC			38,219
	PACKAGING CORP OF AMERICA			45,548
	PAREXEL INTL CORP			124,802
	PARSLEY ENERGY INC CL A			298,095
	PHARMERICA CORP			41,422
	PNM RESOURCES INC			51,244
	PRA GROUP INC			63,850
	PULTEGROUP INC			40,914
	QEP RESOURCES INC			140,137
	RADIAN GROUP INC			139,309
	RAYMOND JAMES FIN INC.			47,935
	REALOGY HOLDINGS CORP			35,276
	REINSURANCE GROUP OF AMERICA			152,758
	RICE ENERGY INC			124,833
	RPX CORP			76,864
	RSP PERMIAN INC			81,922
	SCHOLASTIC CORP			39,844
	SCHWEITZER-MAUDUIT INTL			131,354
	SCRIPPS NETWORK INTE CL A			83,217
	SELECT MEDICAL HLDGS CORP			55,836
	SERVICE CORP INTL INC			53,080
	SKECHERS USA INC CL A			149,741
	SLM CORP			89,582
	STARWOOD PROPERTY TR INC			123,732

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2016

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	STEEL DYNAMICS INC			186,617
	STEVEN MADDEN LTD			110,325
	STIFEL FINANCIAL CORP			184,066
	SVB FINL GROUP			225,905
	SYKES ENTERPRISES INC			61,097
	SYNNEX CORP			133,485
	TAILORED BRANDS INC			198,089
	TEGNA INC			51,079
	TELETECH HOLDINGS INC			150,670
	TEMPUR SEALY INTL INC			56,946
	TERADYNE INC			98,044
	TETRA TECH INC			115,987
	TORCHMARK CORP			97,216
	TUTOR PERINI CORP			43,288
	TWO HBRS INVT CORP			140,122
	UNIVERSAL CORP			119,404
	VALIDUS HOLDING			158,924
	WALKER & DUNLOP INC			197,371
	WESCO INTERNATIONAL INC			230,729
	WESTERN REFINING INC			125,511
	WILDHORSE RESOURCE DEVELOPMENT CORP			83,687
	WORLD FUEL SERVICES CORP			199,938
	BBH STIF FUND			646,423
	SUBTOTAL			16,131,027

	Total common stocks			56,705,931

	Common and Collective Trusts
	Blackrock US Debt Index NL Fund M	US Bond Index		114,464,520
	Northern Trust Collective 1-10 Yr Treasury Inflation-Protected Securities (TIPS) Index Fund - NL - Tier Three	Diversified Inflation Fund		30,761,032
	SSgA Global All Cap Equity Ex US Index Non-Lending Series Fund Class A	Non-US Stock Index		107,108,597
	SSgA S&P 500 Index Non-Lending Series Fund Class A	US Large Cap Stock Fund/Index		230,634,667
	SSgA Russell Small/Mid Cap Index Non-Lending Series Fund Class A	US Small/Mid Cap Stock Fund/Index		78,003,540
	William Blair Small/Mid Cap Growth Collective Fund	US Small/Mid Cap Stock Fund		16,813,710
	Total common and collective trusts			577,786,066

	Mutual Funds
*	Fidelity Institutional Money Market: Government Portfolio - Class I	Short-Term Investments***		6,933,778
*	Fidelity Institutional Money Market: Money Market Portfolio - Class I	Short-Term Investments***		1,379,846
	Federated Treasury Obligations Fund — Institutional Shares	Short-Term Investments***		1,376

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2016

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	American Funds EuroPacific Growth Fund R6 Shares	Non-US Stock Fund		73,877,795
	Dodge & Cox Income Fund 1 Shares	Bond Fund		22,777,267
	Metropolitan West Total Return Bond Fund Institutional Shares	Bond Fund		22,381,108
	Total mutual funds			127,351,170

	Synthetic GICs	Stable Value Fund
	RGA Reinsurance Co yield 1.782%
	Morley Stable Income Bond Fund Common and Collective Trust			48,241,815
	Principal Life Ins Co yield 1.753%
	Morley Stable Income Bond Fund Common and Collective Trust			50,874,490
	Transamerica Premier Life Ins Co yield 2.045%
	Morley Stable Income Bond Fund Common and Collective Trust			49,863,172
	Total Synthetic GICs			148,979,477

	Other Investments
*	Pinnacle West Common Stock	Pinnacle West Stock Fund		97,241,220
	Self-Directed Brokerage Account	Self-Directed Brokerage Account		60,273,349
*	Various participants****	Participant loans		23,617,519
	Total other investments			181,132,088

	Total Assets Held for Investment Purposes			$1,091,954,732

*Party-in-interest
**Cost information is not required for participant-directed investments and therefore is not included.
***Short-Term Investments represent $6,933,778 held in the Stable Value Fund, $1,379,846 in the Pinnacle West Stock Fund and $1,376 in the Treasury Fund.
****Interest rates for participant loans as of December 31, 2016, ranged from 4.25% to 9.25% with maturity dates ranging from 2017 to 2031. Presented net of $352,086 in deemed loan distributions.

See accompanying Report of Independent Registered Public Accounting Firm.

Exhibits Filed

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PINNACLE WEST CAPITAL
CORPORATION SAVINGS PLAN

Date:	June 16, 2017	By	/s/ Barbara M. Gomez
Barbara M. Gomez
Senior Vice President Human Resources
Arizona Public Service Company